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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

October 21, 2015

Via Electronic Transmission

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Robert Shapiro, Senior Counsel

Re:	Van Eck Associates Corporation, et al. (File No. 812-13845) Request for Withdrawal of Application

Dear Mr. Shapiro:

Van Eck Associates Corporation and other applicants (the “Applicants”) filed an application for an order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 12(d)(1)(A)(i) and 12(d)(1)(B)(i) of the Act (the “Application”). The Application was initially filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2010.

Applicants hereby respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

Should you have any questions, please call me at (212) 698-6529.

Sincerely,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc:	Dalia Osman Blass, Assistant Chief Counsel Jonathan R. Simon, Esq.

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